1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No        X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 3, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE

13TH MEETING OF THE THIRD SESSION OF THE

BOARD OF DIRECTORS

The 13th meeting of the third session of the Board was held on 3rd August 2007 at the Company’s headquarter. The resolutions passed by the Board are set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

The notice of the 13th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 31st July 2007 by way of written notices or e-mails. The meeting was held on 3rd August 2007 at the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present. The quorum of the meeting, the convening of the meeting and the voting at the meeting had complied with the requirements of laws and regulations such as the PRC Company Law, and the articles of association of the Company and were legal and valid.

The followings were resolved in the meeting:

To approve the resolution concerning the discussion and approval on the making of capital contribution to the establishment of Yankuang Group Finance Company Limited

(a)	To approve the establishment of Yankuang Group Finance Company Limited (the name of which will be subject to the approval by China Banking Regulatory Commission and the verification by industry and commerce registration authorities) jointly by the Company with Yankuang Group Corporation Limited (“Yankuang Group”) and Zhongcheng Trust and Investment LLC. The Company will contribute RMB 125 million from internal resources, which will account for 25% of the registered capital to be contributed;

(b)	To approve the execution of the Agreement for the Investment in and Establishment of Yankuang Group Finance Company Limited by the Company with Yankuang Group and Zhongcheng Trust and Investment LLC;

(c)	To authorize Mr. Wu Yuxiang, a director of the Company, to confirm and execute the statutory documents including the Agreement for the Investment in and Establishment of Yankuang Group Finance Company Limited and the articles of association of Yankuang Group Finance Company Limited, to make necessary amendments to the Agreement for the Investment in and Establishment of Yankuang Group Finance Company Limited according to the actual circumstances and to attend to the relevant procedures for the capital contribution;

(d)	To approve Yankuang Group to act on behalf of all capital contributors to attend to the matters with respect to the establishment of and approval on Yankuang Group Finance Company Limited;

2

(e)	To comply with the approval procedures for each of the transactions to be entered into between the Company and Yankuang Group Finance Company Limited according to the regulatory requirements relating to connected transactions of listing companies after the establishment of Yankuang Group Finance Company Limited.

As this resolution involved connected transactions, five connected directors abstained from voting, and the remaining eight non-connected directors agreed and passed this resolution. The independent directors had expressed their independent opinions for consent.

The Company will publish a connected transaction announcement in a timely manner as soon as the Agreement for the Investment in and Establishment of Yankuang Group Finance Company Limited has been executed.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman

Zoucheng City, Shandong Province, PRC, 3rd August 2007

3

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

4